Exhibit 99.1

FOR IMMEDIATE RELEASE	NEWS
April 22, 2020	NYSE American: GORO

MEXICO EXTENDS NON-ESSENTIAL BUSINESS SUSPENSION
BY 30 DAYS WHILE SUGGESTING SOONER START FOR
LESSER AFFECTED COVID-19 ZONES

COLORADO SPRINGS – April 22, 2020 – Gold Resource Corporation (NYSE American: GORO) (the “Company”) announced today that Mexico extended its national health emergency for another 30 days until May 30, 2020 to combat the spread of the COVID-19 virus. The extension order was published April 21, 2020 in the Official Gazette of the Federation and extended the original order set until April 30, 2020. This suspension order continues the temporary closure of the Company’s Oaxaca Mining Unit operations in Mexico. The Mexican government has signaled it is evaluating zones with the least COVID-19 impact for potential earlier start up.

The COVID-19 impact map provided by the government shows Oaxaca among the least impacted zones in Mexico. The Company is finalizing its proposed start up plan to submit to the Federal Government requesting an earlier potential start-up date. While the Company’s Oaxaca Mining Unit is prepared to remain closed until the new extended May 30, 2020 date if needed, the plan to be submitted includes a staged ramp-up focused on utilizing local workforce first with a potential quarantine period for those that would be returning to work from outside the local area. The Company is also working closely with the local towns and citizens prioritizing safety first.

The Company’s Nevada Mining Unit continues to operate while taking numerous precautionary measures to keep its employees and contractors safe. The Company is also donating to local food banks and other social programs in the communities around both mining units and in the cities where it has offices. As this unprecedented situation continues to evolve on often an hourly basis, we appreciate our shareholders’ support as we navigate the impacts of the COVID-19 pandemic on the business world.

Cautionary Statements:

This press release contains forward-looking statements that involve risks and uncertainties. The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in this press release, the words “plan”, “target”, "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, without limitation, the statements regarding Gold Resource Corporation’s strategy, future plans for production, future expenses and costs, future liquidity and capital resources, and estimates of mineralized material. All forward-looking statements in this press release are based upon information available to Gold Resource Corporation on the date of this press release, and the company assumes no obligation to update any such forward-looking statements. Forward looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. The Company's actual results could differ materially from those discussed in this press release. In particular, the scope, duration, and impact of the COVID-19 pandemic on mining operations, Company employees, and supply chains as well as the scope, duration and impact of government action aimed at mitigating the pandemic may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Also, there can be no assurance that production will continue at any specific rate. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Company’s 10‑K filed with the SEC.

Contacts:

Corporate Development
Greg Patterson
303-320-7708
www.goldresourcecorp.com